Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2008

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Fred Bart (Non-Executive Chairman)

Sidney C. Hack

Huw D. Jones

Company Secretary

Thomas G. Howitt

Registered & Head Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

E-mail:	info@gtg.com.au

Share Registry		Bankers
Computershare Investor Services Pty. Ltd.		St. George Bank Limited
Level 2, 45 St. George’s Terrace		530 Collins Street
Perth W.A. 6000		Melbourne Vic. 3000
Australia		Australia

Telephone:	+61 8 9323 2000	KeyBank National Association
Facsimile:	+61 8 9323 2033	1130 Haxton Drive
Fort Collins CO 80525
www.computershare.com		United States of America

Auditors		Stock Exchange information
Ernst & Young		Australian Securities Exchange Limited (code: GTG)
Chartered Accountants		2 The Esplanade
The Ernst & Young Building		Perth W.A. 6000
8 Exhibition Street		Australia
Melbourne Vic. 3000
Australia		NASDAQ Global Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address		United States of America
www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D OF THE ASX LISTING RULES
FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

(This information should be read in conjunction with the Company’s 30 June 2008 Annual Report)

1.      The reporting period covers the half-year ended 31 December 2008.

The previous corresponding period covers the half-year ended 31 December 2007.

2.      Results for announcement to the market

Total revenue from ordinary activities for the reporting period was $6,152,108, being a decrease of approximately 30% over the figure for the previous corresponding period of $8,805,123.

The loss from ordinary activities after income tax attributable to Members for the reporting period was $3,479,939, being an increase of approximately 667% over the figure for the previous corresponding period loss of $453,582.

The net loss attributable to Members for the reporting period was $3,479,939, being an increase of approximately 667% over the figure for the previous corresponding period loss of $453,582.

The Company does not propose to pay a dividend.

Not applicable.

The decrease in total revenue, and corresponding increase in net loss after income tax expense, during the period under review was primarily due to a reduction in the number of new licenses granted by the Company.

3.      Net tangible assets per ordinary share as at 31 December 2008 was 3.29 cents, being a decrease of approximately 34% over the figure for the previous corresponding period (30 June 2008) of 4.99 cents.

4.      On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $500,000 in cash.  The ordinary shares had a fair value of $0.102 each, based on the quoted price of the shares of Genetic Technologies Limited at the date on which the terms of the acquisition were agreed.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively

During the period from 22 July 2008 to 31 December 2008, FPDC contributed total revenues of $285,714 and a net loss of $40,133 to the Group (including the amortisation of identified intangibles).  If the acquisition had occurred on 1 July 2008, the beginning of the Group’s interim period, Management estimates that the Group’s results would not have been materially impacted.

5.      No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.      The Company has no dividend reinvestment plans in operation.

7.      As at 30 June 2008, the Company held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) which had continuing expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company did not contribute any funding towards the project, as these costs were met by Regis.  As at 30 June 2008, the Company had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.  The amount of the provision was based on calculations provided to the Company by Regis as the project manager.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to Regis for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $85,000 on the date of issue.  As part of the sale, the Company also had returned to it a performance bond which had a face value of $68,917 as at 30 June 2008.  Further, the Company was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification enabled the Company, during the half-year ended 31 December 2008, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at 30 June 2008.

8.      This report is based on financial statements reviewed by the auditor, a copy of which is attached.

Signed on behalf of Genetic Technologies Limited

Dated this 26th day of February, 2009.
FRED BART
Non-Executive Chairman

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Condensed Half-Year Financial Report

for the period ended

31 DECEMBER 2008

GENETIC TECHNOLOGIES LIMITED	2008 Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2008.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below.  All Directors were in office for the entire period, except as noted.

Fred Bart (Non-Executive Chairman)

Sidney C. Hack (appointed 19 November 2008)

Huw D. Jones (appointed 19 November 2008)

In addition to the above Directors, the following individuals also served as Directors of the Company during the half-year until they ceased to be Directors or resigned, as noted.

Henry Bosch AO (ceased to be a Director 19 November 2008)

David Carruthers (ceased to be a Director 19 November 2008)

John S. Dawkins AO (ceased to be a Director 19 November 2008)

Michael B. Ohanessian (ceased to be a Director 19 November 2008)

Dr. Leanne Rowe (ceased to be a Director 19 November 2008)

Dr. Mervyn Jacobson (resigned 12 December 2008)

Review and results of operations

The consolidated entity continues to operate in the biotechnology sector.  The net loss of the consolidated entity for the financial half-year ended 31 December 2008 was $3,479,939 (2007: $453,582 loss).

The first half of the 2009 financial year saw the Company deliver significant growth in its revenues from the provision of genetic testing and related services, due partly to the acquisition during the period of Frozen Puppies Dot Com Pty. Ltd., Australia’s foremost provider of canine reproductive services (refer Note 6), together with organic growth across most areas of the business, particularly forensics and canine testing.  Total revenues from the provision of genetic testing services increased by 54% over the preceding half-year to in excess of $2.66 million — the largest such revenues earned from this business unit in the Company’s history.

During the previous financial year, a review of the Company’s longer term strategy was undertaken with a view to expanding its genetic testing business.  As a consequence, the Company has committed to expand its field sales team in Australia and the emerging Asian markets, focusing in particular on the rapidly growing area of canine genetic testing and the provision of products and services offered by the newly-acquired Frozen Puppies business.  A new facility located just outside Beijing will be opened shortly to service the vast Chinese market.

Revenues from the granting of licenses to the Company’s “non-coding” technology declined by roughly 54% when compared to the preceding half-year, with total fees generated from licenses, royalties and annuities of approximately $3.07 million.  Changes to the management of the Company’s licensing program were introduced at the end of the 2008 calendar year which the Board believes will assist the Company to grant further licenses to this valuable technology during the second half of the current financial year.

During the half-year under review, several of the Company’s later-stage research and development projects made further important strides towards commercialisation, with trials now being contemplated in certain of these important projects, some in collaboration with independent parties.  Details will be provided to the Market at the appropriate time.

For the first time, the Company introduced, with effect from 1 July 2008, a comprehensive standard costing system which has involved the accurate calculation of both direct labour and direct materials used in each of the numerous genetic tests offered by the Company.  This work has greatly assisted the Company to monitor and improve the margins generated from the tests being offered by the Company.  As a result, the attached financial statements include, for the first time, a cost of goods sold line item in the income statement and, as at 30 June 2008, an amount in the balance sheet for consumables on hand at balance date.

The Company’s policy of converting foreign currency funds to Australian Dollars upon receipt has helped it to benefit from the weakening Australian Dollar during the period, such that net foreign exchange gains of approximately $76,000 were generated during the half-year.  The recent steep falls, however, in Australian interest rates have and will result in significant reductions in the amount of interest income earned from the Group’s cash balances and term deposits in the near to medium term.

Overall, total revenues and other income for the financial half-year ended 31 December 2008 fell by 25.7% to $6.73 million, due principally to the abovementioned reduction in the number of licenses granted during the period.  Total expenses, other than cost of goods sold which have been identified separately for the first time in these accounts, were roughly in line with the previous corresponding period.  As a result, the net loss after income tax expense increased by approximately $3.03 million.  Net cash flows used in operations, however, were $2.44 million after deducting amortisation, depreciation and other non-cash charges.

Cash and cash equivalents as at 31 December 2008 remained healthy at $10.73 million.

Significant changes in the state of affairs

On 8 March 2007, the Company announced that the Australian Securities and Investments Commission (“ASIC”) had sought information from the Company regarding certain past trading in its shares.  The Company has since cooperated fully with ASIC.  The Company later clarified to the Market that, whilst the information being sought by ASIC did not relate to any suspected wrongdoing by the Company itself, it did relate to the activities of certain Executives of the Company.  In December 2008, charges relating to alleged manipulation of the Company’s share price were made against Dr. Mervyn Jacobson and Mr. Geoffrey Newing, both former Executives of the Company.  Mr. Newing had previously resigned as Chief Operating Officer on 1 July 2007, whilst Dr. Jacobson resigned as a Director of the Company on 12 December 2008.  The Board believes that these matters relate solely to the individuals mentioned above and that the investigation has no bearing on the future of the Company.

On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $500,000 in cash.  The ordinary shares had a fair value of $0.102 each, based on the quoted price of the shares of Genetic Technologies Limited at the date on which the terms of the acquisition were agreed.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.  Refer Note 6 for financial details of this transaction.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $0.17 each on the date of issue.  As part of the sale, the Company had returned to it a performance bond which had a face value of $68,917 as at 30 June 2008.  Further, the Company has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification enabled the Company, during the half-year ended 31 December 2008, to fully reverse the provision of $94,987 in respect of such liabilities which has been recorded in the Company’s balance sheet as at 30 June 2008.

On 5 November 2008, the Company received a letter from the Australian Taxation Office advising that a previous review of the Company’s available tax losses had been escalated to a full audit.  As at the date of this Report, the Company is unable to form an assessment of the likely impact, if any, of this audit.

As at the date of this Report, a dispute exists between the Company and its landlord, Bankberg Pty. Ltd. (a company associated with former Director Dr. Mervyn Jacobson) in relation to amounts due from or payable to the landlord in respect of the premises leased by the Company in Fitzroy.  The Board has resolved to appoint an independent arbitrator to review the documents prepared by both sides in support of their respective cases.  Both the Company and the landlord have agreed to abide by the decision of the arbitrator.  As at the date of this Report, however, no arbitrator has yet been appointed.

On 19 November 2008, at the Company’s Annual General Meeting of shareholders, five of the Company’s Directors (Non-Executive Chairman Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Chief Executive Officer Mr. Michael Ohanessian) were removed as Directors of the Company.  On the same day, immediately following the AGM, Mr. Huw Jones and Mr. Sid Hack were appointed as Directors of the Company to fill casual vacancies.  Subsequent to Mr. Ohanessian’s removal as a Director, the Company paid to him amounts totalling $370,491 under the terms of his employment agreement.  The termination of the other Directors did not incur any form of termination payment.

On 2 December 2008, the Company informed the Market that its new Board of Directors had undertaken a formal review of the Company’s previous decision to enforce its BRCA (breast cancer susceptibility) testing rights in Australia and New Zealand.  The Company announced that the new Board had resolved to immediately revert to its original decision to allow other laboratories in Australia to freely perform BRCA testing.  The Board anticipates that an investigation into the matter which had formerly been launched by the Australian Competition and Consumer Commission will most likely now be terminated.

A nullification action was filed by Bioscentia Institut fur Medizinische Diagnostik GmbH of Ingelheim in the German Federal Patent Court in relation to German Patent No. 69029018.7, which had been assigned to the Company.  Dr. Christof Keussen of Glawe Delfs Moll in Hamburg has been engaged by the Company to defend the action, supported by Mr. Robert Brunelli of the legal firm Sheridan Ross PC, of Denver, Colorado.  The Company is defending the case vigorously and, whilst no monetary damages are envisaged, certain legal costs may be incurred.

During the half-year, it came to the attention of the Company that a “Request for Re-examination” of US Patent No. 5,612,179 had been filed with the United States Patent and Trademark Office on 15 October 2008 by the law firm of Foley & Lardner LLP, of Chicago, Illinois.  The request relates to one independent claim contained in that patent.  The law firm of Sheridan Ross PC has now filed a first response on behalf of the Company.

The Board looks forward to resolving both the nullification action and the request for re-examination to the positive benefit of the Company.

Following the departure of Mr. Ohanessian on 19 November 2008, the Board has appointed a recruitment company to identify candidates for the position of Chief Executive Officer.  The Board anticipates that the role will attract a number of high calibre candidates capable of creating value for the Company’s shareholders.

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditors, Ernst & Young, which has been reproduced on page 4 of this Report.

Signed in accordance with a resolution of the Directors.

FRED BART
Non-Executive Chairman

26 February 2009

ERNST &YOUNG	Ernst & Young Building 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001 Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 www.ey.comfau

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our review of the financial report of Genetic Technologies Limited for the half-year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young

Ernst & Young

/s/ Fiona Campbell

Fiona Campbell
Partner
26 February 2009

CONDENSED INCOME STATEMENT

Half-year ended 31 December 2008

		Consolidated
		Half-year ended	Half-year ended
		31 December 2008	31 December 2007
	Notes	$	$

Revenues and other income	2	6,725,995	9,049,368
Less: cost of goods sold		(994,097)	—
Gross profit		5,731,898	9,049,368
Less: other expenses	2	(9,218,639)	(9,507,410)
Loss before income tax expense		(3,486,741)	(458,042)
Income tax expense		—	—
Loss after income tax expense		(3,486,741)	(458,042)
Net loss attributable to minority interest		6,802	4,460
Net loss attributable to members of Genetic Technologies Limited		(3,479,939)	(453,582)

Basic loss per share (cents per share)		(0.9)	(0.1)
Diluted loss per share (cents per share)		(0.9)	(0.1)

BALANCE SHEET

As at 31 December 2008

	Consolidated
	As at	As at
	31 December 2008	30 June 2008
	$	$

ASSETS
Current assets
Cash and cash equivalents	10,726,514	12,920,772
Trade and other receivables	1,921,690	1,596,738
Prepayments and other assets	680,800	595,558
Consumables	445,081	261,667
Performance bond and deposits	200	519,117
Total current assets	13,774,285	15,893,852

Non-current assets
Available-for-sale investments	333,718	207,195
Property, plant and equipment	1,697,894	1,703,757
Intangible assets and goodwill	6,249,172	6,289,774
Other assets	122,590	—
Total non-current assets	8,403,374	8,200,726
Total assets	22,177,659	24,094,578

LIABILITIES
Current liabilities
Trade and other payables	1,812,469	1,786,412
Interest-bearing liabilities	165,688	111,117
Deferred revenue	168,411	138,941
Withholding tax payable	445,234	326,361
Provisions	617,974	684,171
Total current liabilities	3,209,776	3,047,002

Non-current liabilities
Interest-bearing liabilities	280,769	187,082
Provisions	111,183	75,421
Total non-current liabilities	391,952	262,503
Total liabilities	3,601,728	3,309,505
Net assets	18,575,931	20,785,073

EQUITY
Contributed equity	71,493,996	70,243,996
Reserves	1,589,025	1,588,804
Accumulated losses	(54,669,128)	(51,189,189)
Parent interests	18,413,893	20,643,611
Minority interests	162,038	141,462
Total equity	18,575,931	20,785,073

CASH FLOW STATEMENT

Half-year ended 31 December 2008

	Consolidated
	Half-year ended	Half-year ended
	31 December 2008	31 December 2007
	$	$

Cash flows (used in) / provided by operating activities
Receipts from customers	5,786,542	7,798,979
Payments to suppliers and employees	(8,833,314)	(7,483,149)
Other income	236,508	298,487
Interest received	389,352	294,605
Borrowing costs	(19,714)	(33,265)
Net cash flows (used in) / provided by operating activities	(2,440,626)	875,657

Cash flows (used in) / provided by investing activities
Purchase of property, plant and equipment	(70,356)	(14,574)
Proceeds from sale of property, plant and equipment	382,141	26,659
Investment in Frozen Puppies Dot Com Pty. Ltd. (Note 6)	(469,730)	—
Costs incurred on acquisition of investment (Note 6)	(8,430)	—
Net cash flows (used in) / provided by investing activities	(166,375)	12,085

Cash flows used in financing activities
Repayment of finance lease principal	(103,742)	(290,782)
Net cash flows used in financing activities	(103,742)	(290,782)
Net increase / (decrease) in cash and cash equivalents	(2,710,743)	596,960
Cash and cash equivalents at the beginning of the period	13,370,772	13,783,750
Net foreign exchange difference	66,485	(90,627)
Cash and cash equivalents at the end of the period (Note 4)	10,726,514	14,290,083

STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2008

	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$

At 1 July 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Movements for the period
Currency translation differences	—	16,715	—	16,715	5,330	22,045
Loss for the period	—	—	(453,582)	(453,582)	(4,460)	(458,042)
Total income/(expense) for the period	—	16,715	(453,582)	(436,867)	870	(435,997)
Share-based payments	—	136,964	—	136,964	—	136,964
Net movements for the period	—	153,679	(453,582)	(299,903)	870	(299,033)
At 31 December 2007	70,243,996	1,610,574	(46,196,682)	25,657,888	145,888	25,803,776

At 1 July 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073
Movements for the period
Currency translation differences	—	58,144	—	58,144	16,224	74,368
Share of issued capital	—	—	—	—	11,154	11,154
Loss for the period	—	—	(3,479,939)	(3,479,939)	(6,802)	(3,486,741)
Total income/(expense) for the period	—	58,144	(3,479,939)	(3,421,795)	20,576	(3,401,219)
Share-based payments	—	(57,923)	—	(57,923)	—	(57,923)
Shares issued as consideration	1,250,000	—	—	1,250,000	—	1,250,000
Net movements for the period	1,250,000	221	(3,479,939)	(2,229,718)	20,576	(2,209,142)
At 31 December 2008	71,493,996	1,589,025	(54,669,128)	18,413,893	162,038	18,575,931

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2008

NOTE 1: Summary of significant accounting policies

Basis of accounting and statement of compliance

The Condensed Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, including Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The Condensed Half-Year Financial Report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2008, which was prepared based on Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

It is also recommended that the Condensed Half-Year Financial Report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2008 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The same accounting policies and methods of computation have been followed in the interim financial report for the half-year ended 31 December 2008 as compared to the annual financial report for the year ended 30 June 2008. New or amended Australian Accounting Standards and Interpretations that were applicable to the Company from 1 July 2008 did not have any impact on the interim financial report for the half-year ended 31 December 2008.

Certain reclassifications have been made in the financial statements to ensure that prior half-year comparatives conform to current half-year presentations.

The Condensed Half-Year Financial Report has been prepared on an historical cost basis, except for investments classified as available-for-sale that have been measured at fair value. For the purpose of preparing the Condensed Half-Year Financial Report, the half-year has been treated as a discrete reporting period.

Cost of goods sold

A standard costing system was implemented effective 1 July 2008 which allowed the Company to calculate direct labour and materials used in each of the genetic tests offered. As a result, this is the first time that cost of goods sold has been able to be separately identified in the income statement. Data has not been collected in a prior period in a way that allows reclassification and therefore the Company has determined it is not practicable to recreate the information.

NOTE 2:  Revenues, other income and expenses

Loss before income tax expense includes the following revenues, other income and expenses whose disclosure is relevant in explaining the performance of the Group:

	Consolidated
	Half-year ended	Half-year ended
	31 December 2008	31 December 2007
	$	$

Revenues
License fees received	1,711,491	6,013,775
Royalties and annuities received	1,359,848	643,773
Rendering of testing services	2,663,616	1,728,816
Interest received	417,153	418,759
Total revenues	6,152,108	8,805,123
Other income
Grant income	120,119	125,454
Net profit on sale of property, plant and equipment	80,928	—
Net gain on disposal of joint venture interest	185,000	—
Net foreign exchange gains	76,464	—
Other income	111,376	118,791
Total other income	573,887	244,245
Total revenues and other income	6,725,995	9,049,368

Expenses
Employee benefits expenses	(3,744,045)	(3,042,102)
Amortisation	(1,573,645)	(2,052,362)
Administrative expenses	(656,235)	(371,647)
Research and development expenses	(621,273)	(578,486)
Legal and patent expenses	(509,435)	(534,740)
Depreciation	(445,004)	(370,361)
Royalties, license fees and commissions	(367,162)	(422,952)
Testing supplies and services	(342,919)	(820,900)
Rent and outgoings	(283,914)	(274,310)
Other expenses	(180,778)	(190,073)
Insurance	(167,937)	(150,268)
Travel and accommodation	(161,180)	(178,032)
Marketing and promotion expenses	(108,914)	(59,200)
Impairment losses and other write-downs	(71,465)	—
Borrowing costs	(42,656)	(33,604)
Share-based payments expense	57,923	(136,964)
Net foreign exchange losses	—	(291,409)
Total expenses	(9,218,639)	(9,507,410)

NOTE 3:  Dividends paid and proposed

No dividends were paid during the half-year ended 31 December 2008 and no dividends were proposed.

NOTE 4:  Cash and cash equivalents

Reconciliation of cash and cash equivalents

	Consolidated
	As at	As at
	31 December 2008	30 June 2008
	$	$

Cash at bank and on hand	3,164,119	5,490,846
Short-term deposits	7,562,395	7,429,926
Current cash and cash equivalents	10,726,514	12,920,772
Non-current deposits / cash (refer note)	—	450,000
Total cash and cash equivalents	10,726,514	13,370,772

Notes:	As at 30 June 2008, an amount of $450,000 was held as a security deposit for a bank guarantee.
As at 31 December 2008, the $450,000 mentioned above was recorded as cash.

NOTE 5:  Segment reporting

Business segments

The table below presents the revenue and loss information regarding business segments for the half-years ended 31 December 2008 and 31 December 2007, respectively.

The Group has identified four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

The four reportable segments used by the Company are:

Licensing – involves the out-licensing of the Company’s “non-coding” technology.

Testing – involves the provision of a range of genetic testing services.

Research – involves the undertaking of research and development projects in the field of genetics and related areas.

Corporate – involves the management of the Company’s corporate activities and includes interest income received.

		Revenues
		Sales	Interest	Totals	Result
Segment		$	$	$	$
Licensing	2008	3,071,339	—	3,071,339	1,305,767
	2007	6,657,548	—	6,657,548	4,159,957

Testing	2008	2,663,616	—	2,663,616	(1,433,121)
	2007	1,728,816	—	1,728,816	(1,258,476)

Research	2008	—	—	—	(1,537,053)
	2007	—	—	—	(1,792,277)

Corporate	2008	—	417,153	417,153	(1,822,334)
	2007	—	418,759	418,759	(1,567,246)

Totals	2008	5,734,955	417,153	6,152,108	(3,486,741)
	2007	8,386,364	418,759	8,805,123	(458,042)

Note:   There were no intersegment sales.

NOTE 6:  Changes in the composition of the Entity

Acquisition of subsidiary

On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $500,000 in cash.  The ordinary shares had a fair value of $0.102 each, based on the quoted price of the shares of Genetic Technologies Limited at the date on which the terms of the acquisition were agreed.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.

Details of the provisional fair values of the identifiable net assets acquired in respect of the FPDC acquisition, together with the carrying amounts of the respective assets and liabilities of that company immediately prior to acquisition, are detailed below.  As at the date of these financial statements, the Company believes that the fair values of the identifiable net assets acquired are the same as the carrying values.  In accordance with AASB 3 Business Combinations, the Group has 12 months from the date of acquisition (22 July 2008) to make adjustments to these provisional values and will continue to monitor the values during that time.

Carrying and fair values
$
Consideration
Issue of 12,254,902 ordinary shares	1,250,000
Cash paid	500,000
Costs of purchase (stamp duty)	8,430
Total acquisition cost	1,758,430

Net assets acquired

Assets
Cash and cash equivalents	30,270
Trade and other receivables	81,487
Prepayments and other assets	1,984
Property, plant and equipment	350,238
Total assets acquired	463,979

Liabilities

Trade and other payables	(134,003)
Payroll liabilities	(4,831)
Total liabilities acquired	(138,834)
Net assets acquired	325,145
Goodwill arising on acquisition	1,433,285
1,758,430

Cash outflow
Cash outflow on acquisition is as follows:
Net cash acquired with the subsidiary	30,270
Cash paid	(500,000)
Net consolidated cash outflow	469,730

The goodwill arising on acquisition relates to the future earning potential of the FPDC business and the value of its customer base at the date of acquisition.  During the period from 22 July 2008 to 31 December 2008, FPDC contributed total revenues of $285,714 and a net loss of $40,133 to the Group (including the amortisation of identified intangibles).  If the acquisition had occurred on 1 July 2008, the beginning of the Group’s interim period, Management estimates that the Group’s results would not have been materially impacted.

NOTE 6:  Changes in the composition of the Entity (cont.)

Disposal of joint venture interest

As at 30 June 2008, the Company held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) that had been equity accounted to a nil balance.  The Joint Venture had continuing expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company did not contribute any funding towards the project, as these costs were met by its joint venture partner.  As at 30 June 2008, the Company had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.  The amount of the provision was based on calculations provided to the Company by Regis as project manager.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $0.17 each on the date of issue.  As part of the sale, the Company also had returned to it a performance bond which had a face value of $68,917 as at 30 June 2008.  Further, the Company was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification subsequently enabled the Company, during the half-year ended 31 December 2008, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at 30 June 2008.

NOTE 7:  Contingent assets and liabilities

On 12 December 2005, the Company announced it had reached a final settlement of its patent dispute with Applera Corporation.  As part of the settlement, the parties executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  As at 30 June 2008, the Company had drawn down equipment and reagents under the supply agreement with a total value of $3,765,823.  During the financial half-year ended 31 December 2008, the Company acquired equipment and prepaid maintenance agreements under the supply agreement with a total value of $385,845 which were recognised in the income statement during the period.  Accordingly, as at 31 December 2008, the Company had a contingent asset representing the remaining equipment and reagent credits available to it with a total value of $4,395,832.

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group had a direct equity interest.  However, due to the sale of the Company’s interest in the Joint Venture on 27 August 2008 (refer Note 6 above), the potential impact of any claim or the claims in aggregate is no longer relevant.

Apart from the above, there have been no changes to the contingent assets and liabilities which were disclosed in the Company’s Financial Report for the year ended 30 June 2008.

NOTE 8:  Events after the balance sheet date

There have been no events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

In the opinion of the Directors:

(a)              the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)               complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(ii)            giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b)             there are reasonable grounds to believe that Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

On behalf of the Board

FRED BART

Non-Executive Chairman

26 February 2009

ERNST &YOUNG	Ernst & Young Building
Exhibition Street
Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001
Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

To the members of Genetic Technologies Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited, which comprises the balance sheet as at 31 December 2008, and the condensed income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of interim and Other Financial Reports Performed by the independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 . As the auditor of Genetic Technologies Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001, including:

i)                                        giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

ii)                                     complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/ Ernst & Young

Ernst & Young

/s/ Fiona Campbell

Fiona Campbell

Partner
Melbourne
26 February 2009